Exhibit 77M     Van Kampen High Yield Fund




   A Special Meeting of Shareholders (the Meeting) of the Van Kampen
High Yield Fund (the Fund), a series of the Van Kampen Trust, a Delaware Corporation, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Tuesday, December 7, 2004, at 3:00 p.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen High Yield Fund would (i) transfer all of its assets and liabilities to the Van Kampen
High Income Corporate Bond Fund in exchange solely for Class A, B and C shares of the Van Kampen High Income Corporate Bond Fund, (ii) distribute such shares to the holders of shares of the Van Kampen High Income Corporate Bond Fund and (iii) be dissolved.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
26,510,380.087 shares; Against: 1,222,833.211 shares; Abstaining:
1,731,820.997 shares.